AMERICA’S CAR-MART, INC.	802 S.E. Plaza Ave. Suite 200
PO Box 2580
Bentonville, Ar 72712
Phone: 479-464-9944
Fax: 479-464-4234
www.car-mart.com

May 10, 2007

VIA EDGAR

Scott Ruggiero
Staff Accountant
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

RE:	America’s Car-Mart, Inc. Form 10-K for the Fiscal Year Ended April 30, 2006 Filed 7-14-06 For 10-Q for the Quarter Ended 1-31-07 File No. 0-14939

Dear Mr. Ruggiero:

On behalf of America’s Car-Mart, Inc. (the “Company”), this responds to your letter dated April 26, 2007 regarding the Company’s Annual Report on Form 10-K for the year ended April 30, 2006 and for the Quarterly Report on Form 10-Q for the period ended January 31, 2007. For ease of reference, your comments are set forth below, followed by our response.

Form 10-K for the Fiscal Year ended April 30,2006

Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 20

Contractual Obligations, page 27

Comment

1.
Please revise your tabular disclosure of contractual obligations in future filings to include estimated interest payments on your debt. Since the table is aimed at increasing transparency of cash flow, we believe these payments should be included in the table. A footnote to the table should provide appropriate disclosures regarding how you estimated the interest payments. If you choose not to include these payments, a footnote to the table should clearly identify the excluded item and provide any additional information that is material to an understanding of your cash requirements. See item 303(a)(5) of Regulation S-K and footnote 46 to SEC Release No. 33-8350.

Response

We acknowledge your comment. The Company will include estimated interest payment on our debt in the Contractual Obligations table along with appropriate disclosures regarding how we estimated the interest payments in accordance with the guidance in Item 303(a)(5) of Regulation S-K and SEC Release No. 33-8350.

Scott Ruggiero
May 10, 2007

Consolidated Balance Sheets, page 33

Comment

2.
We noted from your disclosure at page 39 that you include goodwill in the “Prepaid expenses and other assets” line item of your balance sheet. In future filings, please present goodwill as a separate line item. Refer to paragraph 43 of SFAS 142.

Response

In future filings, the Company will present goodwill as a separate line item from “prepaid expenses and other assets” in accordance with the guidance provided in SFAS 142, paragraph 43.

Comment

3.
We note that the equity section of your April 30, 2006 balance sheet does not sum correctly. In addition, we note that your additional paid-in capital balances as of April 30, 2006 and 2005 do not agree to the amounts presented in your consolidated statement of stockholders’ equity for the corresponding year end dates. Please correct these amounts as appropriate in future filings.

Response

The error occurred during a final adjustment proposed by draft review comments to separate treasury stock from common stock. The adjusted amounts were not picked up correctly in the final printing draft used for the Edgar submittal. We will correct these errors in our future filings.

Consolidated Statements of Cash Flows, page 35

Comment

4.
We note that you present the proceeds from and repayments of your revolving credit facility on a net basis. It does not appear from your disclosure at page 44 that the turnover of your revolving credit facility is quick. Therefore, please revise your statements of cash flows to present these amounts on a gross basis. Please refer to paragraph 13 of SFAS 95. Also, please revise your statements of cash flows to include cash overdrafts in the financing activities section.

Response

In future filings, the Company will present the proceeds from and repayments of our revolving credit facility on a gross basis in accordance with SFAS 95, paragraph 13 and cash overdrafts, if any, in the financing activities section.

Scott Ruggiero
May 10, 2007

Notes to Consolidated Financial Statements, page 37

B - Summary of Significant Accounting Policies, page 37

Inventory, page 39

Comment

5.
Please tell us the basis for your statement that the fair value of repossessed vehicles approximates wholesale value considering that your retail outlets allow you to offer repossessed vehicles at retail prices.

Response

The fair value of repossessed vehicles is determined by the amount our wholesalers would purchase the vehicle from us or similarly by the price the wholesaler would sell that same vehicle back to us for. Whether we repossessed that vehicle or purchased a comparable vehicle from our wholesaler, the vehicle value (or cost) would be the same and represents the fair value of that vehicle.

Our retail price is based upon a formula which marks up the cost (or fair value) of the vehicle to a retail price. Therefore, repossessed vehicles on our inventory listing approximate the price we would get from our wholesaler which is the same price our wholesaler would sell that same vehicle back to us for.

Exhibit 31.1 and 31.2

Comment

6.
We note the identification of the certifying individuals at the beginning of the certifications required by Exchange Act Rule 13a-14(a) also includes the titles of the certifying individuals. In future filings, the identification of the certifying individuals at the beginning of the certification should be revised so as not to include the individual’s titles.

Response

In future filings, we will not include the titles of the certifying individuals at the beginning of the certifications required by Exchange Act Rule 13a-14(a).

Form 10-Q for the Fiscal Quarter Ended January 31, 2007

Consolidated Statements of Cash Flows, page 4

Comment

7.
We note from your presentation and from your disclosure at page 7 that you reported $127,000 of excess tax benefits related to your equity instruments in the financing activities section of your statements of cash flows. Note that you should also report this amount as a reconciling item in the operating activities section. Please revise your statements of cash flows accordingly. Refer to paragraph 23(c) of SFAS 95 and paragraph 68 of SFAS 123(R).

Scott Ruggiero
May 10, 2007

Response

We reported the $127,000 in excess tax benefits in the operating activities section; however, we incorrectly netted the amount with the change in income tax payable. In future filings, we will revise our statements of cash flows to separately state excess tax benefits as a cash outflow from operating activities and a cash inflow from financing activities in accordance with paragraph 68 of SFAS 123(R).

The Company hereby acknowledges that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filings;

•
comments by the staff of the Securities and Exchange Commission or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

•	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you should have any questions or further comments with respect to the Company’s filings, please direct them to me at (479) 418-8021.

Very truly yours,

/s/ Jeffrey A. Williams
Jeffrey A. Williams
Vice President Finance and
Chief Financial Officer